Exhibit 4.18

Carl Symon
3 Pineridge Close
Beechwood Avenue
Weybridge
Surrey
KT13 9EA

25 July 2006

Dear Carl,

At its meeting on 25 July 2006 the BT Group plc Board agreed to increase your fees as Chairman of the Equality of Access Board to £70,000 a year, with effect from 1 July 2006

Your total fees as a non-executive director of BT Group plc are therefore increased from 1 July 2006 to £120,000 a year.

Yours sincerely

/s/ Larry Stone

L W STONE

Larry Stone Company Secretary BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel fax mob email	+44 (0)20 7356 5237 +44 (0)20 7356 6135 +44 (0)7740 136290 larry.stone@bt.com	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com